UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-04777

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN
MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

INDEX TO REPORT AND FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE:
Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
Mattel, Inc. Personal Investment Plan and the
Mattel, Inc. Hourly Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits for each of the plans, the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan (collectively the “Plans”), present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

June 14, 2002

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	December 31, 2001
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$472,284,000	$368,000
Receivables:
Employer contributions	588,000	2,000
Employee contributions	576,000	2,000
Interest and dividends	137,000	—

Total receivables	1,301,000	4,000

Total assets	473,585,000	372,000

LIABILITIES
Overdraft of clearing account	514,000	2,000
Accrued expenses	79,000	—

Total liabilities	593,000	2,000

Net assets available for benefits	$472,992,000	$370,000

	December 31, 2000
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$465,102,000	$152,000
Receivables:
Employer contributions	538,000	—
Employee contributions	463,000	1,000
Interest and dividends	938,000	1,000

Total receivables	1,939,000	2,000

Total assets	467,041,000	154,000

Net assets available for benefits	$467,041,000	$154,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2001

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income (loss):
Interest	$10,958,000	$6,000
Dividends	2,138,000	—
Net appreciation (depreciation) in fair value of investments	(18,957,000)	25,000

Total investment income (loss)	(5,861,000)	31,000

Contributions:
Employer	16,229,000	50,000
Employee	18,885,000	50,000

Total contributions	35,114,000	100,000

Total additions	29,253,000	131,000

Deductions from net assets attributed to:
Benefits paid to participants	(37,166,000)	(81,000)
Administrative expenses	(137,000)	(14,000)

Total deductions	(37,303,000)	(95,000)

Net increase (decrease) before transfer of assets	(8,050,000)	36,000
Transfer of assets due to plan merger (Note 1)	14,001,000	180,000

Net increase	5,951,000	216,000

Net assets available for benefits:
Beginning of year	467,041,000	154,000

End of year	$472,992,000	$370,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2000

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income (loss):
Interest	$9,590,000	$5,000
Dividends	2,486,000	—
Net depreciation in fair value of investments	(28,888,000)	(2,000)

Total investment income (loss)	(16,812,000)	3,000

Contributions:
Employer	17,001,000	9,000
Employee	19,145,000	48,000

Total contributions	36,146,000	57,000

Total additions	19,334,000	60,000

Deductions from net assets attributed to:
Benefits paid to participants	(52,963,000)	(31,000)

Net increase (decrease)	(33,629,000)	29,000

Net assets available for benefits:
Beginning of year	500,670,000	125,000

End of year	$467,041,000	$154,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.    General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan agreements for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and certain of its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are administered by the Company under the direction of the Pension Committee of its Board of Directors. The Plans’ assets were held by The Northern Trust Company (“Northern Trust” or the “Former Trustee”) through September 4, 2001 and by Wells Fargo Bank Minnesota, N.A. (“Wells Fargo” or the “New Trustee”) from September 5, 2001 to December 31, 2001. Effective September 4, 2001, the Plans’ assets were transferred from Northern Trust to Wells Fargo as approved by the Pension Committee.

Effective October 1, 2001, the Pleasant Company Retirement Savings Plan and Trust merged into and became part of the Plans. In connection with the merger, all assets of the Pleasant Company Retirement Savings Plan and Trust were transferred to the Plans.

Contributions

For PIP participants, with the exception of employees of Fisher-Price, Inc. and Pleasant Company, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the employees elect to personally contribute to the PIP. For all PIP participants, the Company matches 100 percent of the first two percent of compensation contributed by employees and 50 percent of the next four percent. Employees of Fisher-Price, Inc. and Pleasant Company can contribute up to an additional nine percent of compensation, with no matching contributions by the Company. All other employees can contribute up to an additional eight percent of compensation based upon participants’ ages, with no matching contributions by the Company. All employee contributions are subject to specific limitations.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For Hourly PIP participants, with the exception of employees of Pleasant Company, the Company makes automatic contributions of one percent of compensation, regardless of participants’ ages and regardless of whether the employees elect to personally contribute to the Hourly PIP. For Hourly PIP participants, with the exception of employees of Pleasant Company, the Company matches 25 percent of the first six percent of compensation contributed by employees during their first five years of service. The Company match increases to 30 percent and 40 percent for employees with six to ten years of service and greater than ten years of service, respectively. Prior to October 1, 2001, employees could contribute up to an additional six percent of compensation, with no matching contribution by the Company. Effective October 1, 2001, employees can contribute up to an additional fourteen percent of compensation, with no matching contribution by the Company. Employee contributions are subject to specific limitations.

For Hourly PIP participants that are employees of Pleasant Company, the Company matches 100 percent of the first two percent of compensation contributed by employees and 50 percent of the next four percent. Employees can contribute up to an additional fourteen percent of compensation, with no matching contribution by the Company. Employee contributions are subject to specific limitations.

PIP and Hourly PIP participants are able to direct all contributions into one or more of thirteen separate investment funds: a stable asset fund, a large cap equity value fund, a large cap equity growth fund, a Wilshire 5000 equity index fund, a S&P 500 equity index fund, a Russell 2000 equity index fund, a small cap equity value fund, a small cap equity growth fund, an international equity fund, a global equity fund, a Mattel stock fund, an intermediate-term bond index fund, and a long-term US government bond fund. Participants can invest a maximum of 50 percent of total contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s automatic and matching contributions plus earnings thereon based on their number of years of credited service. As a result of an amendment to the Plans effective April 1, 2000, participants fully vest in Company contributions after three years of credited service. Participants who were partially vested before April 1, 2000 retain their prior vested balances and fully vest after 3 years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death become fully vested in the balance of their account.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Participant Loans Receivable

Participants can borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 or 50 percent of the vested balance of their account. Loan terms typically range from one to five years, but can range from one to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted and is fixed for the duration of the loan. As of December 31, 2001, interest rates on loans outstanding ranged from six percent to eleven percent. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future.

Payment of Benefits

Participants who terminate due to retirement, disability, death, or other reasons, or their beneficiaries are allowed to receive a lump-sum payment equal to the vested balance of their account. Participants who terminate at or after age 55 with at least 5 years of service, in addition to the right to receive a lump-sum payment, are allowed to receive payment in installments over a period of 5, 10 or 15 years; participants can receive the payments on a monthly, quarterly, or annual basis. Participants can withdraw the vested balance of their account before retirement in limited circumstances and subject to restrictions of the Plans.

Expenses of the Plans

Prior to September 4, 2001, expenses of the Plans were paid by the Company. Effective September 5, 2001, investment manager expenses are allocated to the fund shares and paid by the Plans, with all other expenses paid by the Company. Investment manager expenses paid by the Plans and other expenses paid by the Company were nominal for the years ended December 31, 2001 and 2000.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting.

Valuation of Investments

Investments in the large cap equity value fund, large cap equity growth fund, Wilshire 5000 equity index fund, S&P 500 equity index fund, Russell 2000 equity index fund, small cap equity value fund, small cap equity growth fund, international equity fund, global equity fund, Mattel stock fund, intermediate-term bond index fund, and long-term US government bond fund are stated at fair value using quoted market prices. Investments in the stable asset fund, which holds primarily guaranteed investment contracts, are valued at contract value as determined by the issuing insurance companies. Contract value represents the purchase price of guaranteed investment contracts, plus interest at the contract rate, less administrative expenses charged by the insurance companies. No reserves exist for the contract values due to potential credit risk of the insurance companies or otherwise. The average yield and interest rates equaled approximately six percent for 2001 and 2000. These rates are reviewed on a quarterly basis for resetting, as applicable. Participant loans receivable are stated at cost, which approximates fair value.

Contributions

Participants’ contributions are recorded in the period in which the Company makes the payroll deductions from compensation. Company contributions are recorded in the period corresponding with the participants’ contributions. Participant rollover contributions are recorded as Employee Contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Effective January 1, 2001, the Plans adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This standard establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. All derivatives are required to be recognized in the statement of net assets available for benefits as either assets or liabilities and measured at fair value. The adoption of this new standard did not have a material impact on the Plans’ financial statements.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

3.    Reconciliation of the Financial Statements to Form 5500

There were no reconciling items in the net assets available for benefits or benefits paid to participants for the Plans between the financial statements and the respective Forms 5500 for the years ended December 31, 2001 and 2000.

4.    Tax Status of the Plans

The administrator for the Plans has received determination letters from the Internal Revenue Service dated March 1, 1995 for the PIP and January 8, 1997 for the Hourly PIP which confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Plans’ administrator and the Plans’ tax counsel believe the Plans are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Related-Party Transactions

The Plans had transactions in the common stock of Wells Fargo and mutual funds managed by Northern Trust and Wells Fargo. Northern Trust is the Former Trustee and Wells Fargo is the New Trustee, and therefore these transactions are with parties-in-interest for which a statutory exemption exists.

The Company, which also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions also qualify for a statutory exemption.

6.    Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

7.    Investment in Master Trust

The Plans’ assets are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating Plan has a specific interest in the Master Trust. Assets of the Master Trust are allocated to the participating Plans according to the elections of participants within each Plan. As of December 31, 2001 and 2000, the PIP’s interest in the investments in the Master Trust equaled approximately 99.92 percent and 99.97 percent, respectively. As of December 31, 2001 and 2000, the Hourly PIP’s interest in the investments in the Master Trust equaled approximately 0.08 percent and 0.03 percent, respectively. Investment income of the Master Trust was allocated based upon each Plan’s interest within each of the investment funds held by the Master Trust.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Investment in Master Trust

As of December 31, 2001 and 2000, values of investments in the Master Trust equaled the following:

	December 31, 2001
	PIP		Hourly PIP		Total
Stable Asset Fund	$170,696,000	*	$134,000	*	$170,830,000	*
S&P 500 Equity Index Fund	95,047,000	*	178,000	*	95,225,000	*
Large Cap Equity Value Fund	89,171,000	*	3,000		89,174,000	*
Mattel Stock Fund	45,481,000	*	12,000		45,493,000	*
Global Equity Fund	18,091,000		3,000		18,094,000
Intermediate-Term Bond Index Fund	16,217,000		10,000		16,227,000
Small Cap Equity Growth Fund	13,786,000		3,000		13,789,000
Russell 2000 Equity Index Fund	5,896,000		9,000		5,905,000
Small Cap Equity Value Fund	3,184,000		—		3,184,000
Large Cap Equity Growth Fund	2,059,000		—		2,059,000
Long-Term US Government Bond Fund	1,479,000		—		1,479,000
International Equity Fund	1,268,000		9,000		1,277,000
Wilshire 5000 Equity Index Fund	741,000		—		741,000
Participant Loans	9,168,000		7,000		9,175,000

Total investments	$472,284,000		$368,000		$472,652,000

	December 31, 2000
	PIP		Hourly PIP		Total
Stable Asset Fund	$148,587,000	*	$94,000	*	$148,681,000
Large Cap Equity Fund	100,845,000	*	14,000	*	100,859,000
S&P 500 Equity Index Fund	99,006,000	*	16,000	*	99,022,000
Mattel Stock Fund	45,893,000	*	7,000		45,900,000
Small Cap Equity Fund	24,113,000	*	5,000		24,118,000
Global Equity Fund	20,633,000		1,000		20,634,000
Balanced Fund—Aggressive	3,936,000		4,000		3,940,000
Bond Index Fund	3,834,000		2,000		3,836,000
Balanced Fund—Conservative	2,040,000		3,000		2,043,000
Russell 2000 Equity Index Fund	2,948,000		—		2,948,000
Balanced Fund—Moderate	2,486,000		3,000		2,489,000
Money Market Account	735,000		—		735,000
Participant Loans	10,046,000		3,000		10,049,000

Total investments	$465,102,000		$152,000		$465,254,000

*	Investment balance represents 5 percent or more of the Plan’s net assets available for benefits.

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

During 2001 and 2000, investment income (loss) of the Master Trust equaled the following:

	December 31, 2001
	PIP	Hourly PIP	Total
Investment income (loss):
Interest and dividends	$13,096,000	$6,000	$13,102,000
Net (depreciation) appreciation	(18,957,000)	25,000	(18,932,000)

Total	$(5,861,000)	$31,000	$(5,830,000)

	December 31, 2000
	PIP	Hourly PIP	Total
Investment income (loss):
Interest and dividends	$12,076,000	$5,000	$12,081,000
Net depreciation	(28,888,000)	(2,000)	(28,890,000)

Total	$(16,812,000)	$3,000	$(16,809,000)

During 2001 and 2000, the Plans’ investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, depreciated in value by $18,932,000 and $28,890,000, respectively, as follows:

	December 31, 2001
	PIP	Hourly PIP	Total
Mutual funds	$(13,957,000)	$4,000	$(13,953,000)
Common and commingled trust funds	(9,851,000)	19,000	(9,832,000)
Common stock	4,851,000	2,000	4,853,000

Net appreciation (depreciation) in fair value of investments	$(18,957,000)	$25,000	$(18,932,000)

MATTEL, INC. PERSONAL INVESTMENT PLAN
AND MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

	December 31, 2000
	PIP	Hourly PIP	Total
Mutual funds	$(28,149,000)	$(3,000)	$(28,152,000)
Common and commingled trust funds	(10,630,000)	(1,000)	(10,631,000)
Common stock	9,891,000	2,000	9,893,000

Net (depreciation) in fair value of investments	$(28,888,000)	$(2,000)	$(28,890,000)

The Plans’ administrator has directed the Trustee to invest any excess cash balances in The Wells Fargo Short-term Investment Fund, which is a diversified portfolio of short-term investment securities.

POWER OF ATTORNEY

We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan, do hereby severally constitute and appoint Robert A. Eckert, Robert Normile, Christopher O’Brien, and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plans to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plans by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 28, 2002.

MATTEL, INC. PERSONAL INVESTMENT PLAN
MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN
(Name of Plans)

/s/ HAROLD BROWN
Harold Brown

/s/ CHRISTOPHER A. SINCLAIR
Christopher A. Sinclair